Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

August 12, 2021

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, the Westwood Quality Value Fund, Westwood Total Return Fund, Westwood Quality SmallCap Fund, Westwood Quality SMidCap Fund, Westwood Income Opportunity Fund, Westwood High Income Fund, and Westwood Alternative Income Fund (each a “Fund,” and collectively the “Funds”) (File Nos. 811-22680; 333-180308)

Dear Karen Rossotto:

Set forth below is a summary of oral comments provided on July 27, 2021, by Ms. Rossotto of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 184, filed on June 9, 2021 (Accession No. 0001580642-21-002730). For your convenience, a summary of the Staff’s comments is set out below in italics, and each comment is followed by the Trust’s response.

1.	All Funds: Given that the Funds will be the successors to existing funds and are thus not considered “new,” please update “other expenses” in the fee tables to reflect the actual expenses of each Fund’s predecessor fund.

Response: The Trust will update the “Other Expenses” in the Funds’ fee tables in accordance with Item 3 of Form N-1A to reflect the actual expenses of each Fund’s predecessor fund, as applicable, and adjust for any anticipated material differences in fees or expenses.

2.	All Funds: With respect to the expense limitation agreement referenced in each Fund’s Fee Table, please confirm that the date of the initial term will be at least one year from the effectiveness of the registration statement.

Response: The Funds confirm that the Expense Limitation Agreement has an initial term that lasts until March 1, 2024, which is more than one year from the anticipated effectiveness of each Fund’s registration statement.

3.	Westwood Quality Value Fund: On what basis does Westwood Management Corp. (the “Adviser”) determine if a security is undervalued? Please explain how the Adviser makes the determination that a security is undervalued and update the disclosure accordingly.
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Response: The Adviser believes a security is undervalued if it is trading below the Adviser’s view of its intrinsic value. The Adviser applies fundamental valuation methods using cash flows and earnings to identify these securities. The Fund will update its principal investment strategy disclosure as follows:

“Value investing focuses on companies with stocks that appear undervalued in light of factors such as the company’s earnings, book values, revenues and cash flow.”

4.	Westwood Quality Value Fund: Please explain what the Fund considers as “high-quality characteristics” as noted in the Fund’s principal investment strategy.

Response: The Fund considers quality characteristics from a quantitative perspective, such as free cash flow generation, attractive returns on capital, and conservative balance sheets. Additionally, from a qualitative perspective, quality characteristics include strong management teams, durable competitive advantages, and reasonable growth prospects. This disclosure will be included in the updated principal investment strategy disclosure.

5.	Westwood Quality Value Fund: Please consider moving the “Investment Style Risk” disclosure, which describes what value style investing is, to the Fund’s principal investment strategy discussion.

Response: The Fund will move the following sentence from the current “Investment Style Risk” disclosure to the Fund’s principal investment strategy disclosure:

“Value investing focuses on companies with stocks that appear undervalued in light of factors such as the company’s earnings, book value, revenues or cash flow.”

6.	Westwood Quality Value Fund and Westwood Quality SmallCap Fund: If the Fund will invest in royalty trusts as a principal investment strategy, please add disclosure to the principal investment strategy. Otherwise, remove the “Royalty Trust Risk” disclosure as a principal risk. This same comment applies to any Fund that invests in royalty trusts.

Response: The Westwood Quality Value Fund and the Westwood Quality SmallCap Fund will not invest in royalty trusts as a principal investment strategy and will remove references to said instrument from the principal investment strategy and related risk disclosures.

7.	Westwood Quality Value Fund: If the Fund will invest in unsponsored ADRs, please add additional disclosure to the principal investment strategy and update the principal risks accordingly.

Response: The Fund will not invest in unsponsored ADRs as a part of its principal investment strategy.

8.	Westwood Quality Value Fund: If the Fund will invest in ETFs, please add additional disclosure to the principal investment strategy. Otherwise, remove “ETF Risk” from the principal risks.
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Response: The Westwood Quality Value Fund will not invest in ETFs as a principal investment strategy and will update the principal investment strategy and risk disclosures accordingly.

9.	Westwood Total Return Fund and Westwood Alternative Income Fund: Please inform the staff in your response letter if either Fund will invest in contingent convertible securities.

Response: The Westwood Total Return Fund and Westwood Alternative Income Fund do not invest in contingent convertible securities.

10.	Westwood Total Return Fund: We understand that bank loans potentially have a lengthy settlement process (e.g., longer than 7-days). Please consider whether there is a need for additional disclosure regarding the Fund’s ability to meet its short-term liquidity needs as a result of selling bank loans.

Response: The Fund does not believe its investment in bank loans is likely to impact its ability to meet its short-term liquidity needs if it sells a bank loan.

11.	Westwood Quality SmallCap Fund: Please add disclosure that explains what the Fund considers as “quality”?

Response: The Fund will add the following disclosure to the principal investment strategy disclosure:

“The Fund considers quality characteristics from a quantitative perspective, such as free cash flow generation, attractive returns on capital, and conservative balance sheets. Additionally, from a qualitative perspective, quality characteristics include strong management teams, durable competitive advantages, and reasonable growth prospects.”

12.	Westwood Income Opportunity Fund and Westwood Alternative Income Fund: We note that the Funds have a high portfolio turnover rate. Please add “active trading” as a principal investment strategy and add “active trading risk” as a principal investment risk.

Response: The Funds will add the following Items 4 and 9 disclosures:

Principal Investment Strategy Disclosure:

“The Fund invests across various asset classes, sectors and securities, and, from time to time, will engage in frequent trading.”

Item 4 Principal Risk Disclosures:

“Frequent Trading Risk. The Fund’s frequent trading strategy will result in high portfolio turnover and may be more likely to result in realized capital gains that must be

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distributed to shareholders as taxable income and in increased brokerage and other transaction costs.”

Item 9 Principal Risk Disclosures:

“Frequent Trading Risk. The Fund’s frequent trading strategy will result in high portfolio turnover and may be more likely to result in realized capital gains that must be distributed to shareholders as taxable income. High turnover may also cause the Fund to pay more brokerage commissions and other transaction costs, which may detract from performance. The Fund’s portfolio turnover rate and the amount of brokerage commissions it pays will vary over time-based on market conditions.”

13.	Westwood High Income Fund: We note a management fee of 11 basis points in the fee table, but the fulcrum fee disclosure indicates that the fee could be as high as 70 basis points. Please explain the calculation and rationale for the fee table disclosure.

Response: The Fund has a fulcrum management fee and includes a base fee of 0.38% of the Fund’s average daily net assets and includes a positive or negative performance adjustment of up to an annualized rate of 0.32% based on whether the Fund’s performance exceeds, or is exceeded by, the performance of the Blended 80/20 Bloomberg Barclays U.S. Aggregate Bond Index/S&P 500® Index plus 1.00% over the 12-month period from November 1 of each year through October 31 of the following year, resulting in a minimum total fee of 0.06% and a maximum total fee of 0.70%. The 0.11% management fee reported in the Westwood High Income Fund’s Fee Table is the result of that calculation from the period ended October 31, 2020 for the Westwood High Income Fund’s predecessor fund.

14.	Westwood High Income Fund: We note that the Fund references a different secondary benchmark in the prior performance section. Please update the disclosure with the correct secondary benchmark.

Response: The Westwood High Income Fund’s secondary benchmark is the blended 80% Bloomberg Barclays U.S. Aggregate Bond Index/20% S&P 500 Index. The Fund will update the prospectuses accordingly.

15.	Westwood Alternative Income Fund: Please explain in your response letter why the FTSE 1-Month U.S. Treasury Bill Index plus 2.00% is the appropriate performance measure given the Fund’s strategy and investment universe.

Response: The FTSE 1-Month U.S. Treasury Bill Index was chosen for performance comparison because it was determined that it would match the absolute return objective of the Fund, which is intended to deliver uncorrelated returns with low risk as a complement to traditional bonds.

Due to the absolute return objective of the Fund and uncorrelated returns in excess of cash, the Adviser believes an appropriate benchmark is a short-term equivalent to cash or the FTSE 1-Month U.S. Treasury Bill Index. The rationale for using short-term government bond indexes as a benchmark is primarily due to the low correlation to traditional equity or fixed income

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benchmarks, shorter maturities of bond holdings, and ultra-low duration. Additionally, across the mutual fund industry’s liquid alternative space, Funds that have a stated objective of attempting to generate “absolute returns” typically use “cash-like” benchmarks or short-term government bond indices.

16.	Westwood Alternative Income Fund: Please explain how convertible securities provide equity participation.

Response: The Fund will add the underlined disclosure to the current disclosure as follows:

“Convertible securities include, but are not limited to, corporate bonds, debentures, notes or preferred stocks and their hybrids that can be converted into (exchanged for) common stock or other securities, such as warrants or options, which provide an opportunity for equity participation. Once a convertible security converts to common stock, the Fund would be an equity owner of the particular company as a common stockholder.”

17.	Westwood Alternative Income Fund: Please confirm if the costs of short sales are included in “Other Expenses” as disclosed in the Fund’s Fee Table.

Response: The Fund confirms that costs associated with investing in short sales are included in the calculation of “Other Expenses.”

18.	Westwood Alternative Income Fund – Please describe how the various instruments that the Fund has identified as principal investment strategies are used to achieve the Fund’s investment objective. How is the Fund limiting its exposure to market movements?

Response: Westwood’s Alternative Income strategy seeks to provide absolute returns through a combination of current income and capital appreciation with a low correlation to equity and fixed income markets. The Adviser’s market-neutral approach is built on an alternative methodology that combines shorter-dated, yield-oriented securities with convertible arbitrage and macro hedging. The Adviser’s portfolio management team employs a quantitative and fundamental approach to identify convertible bonds with shorter maturities that can generate attractive yields and the potential for capital appreciation as a result of mispriced volatility in the market. The portfolio management team then incorporates a convertible arbitrage strategy that the Adviser believes can take advantage of market dislocations and arbitrage opportunities, including earnings catalysts, credit ratings, and mergers. As a fixed income alternative, the Adviser’s philosophy is grounded in managing downside risks and embracing market volatility as a source of return akin to what traditional fixed income investors require to balance total portfolio risk. Additionally, the Adviser’s methodology consistently implements an active macro hedging strategy that is intended to mitigate residual systematic risks in the portfolio, including interest rates, credit, equity, and currency. The investment discipline and portfolio construction process are designed to generate absolute returns regardless of the direction of the market to serve as a complement to traditional income allocations.

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19.	Westwood Alternative Income Fund: Please add principal risk disclosure for investments in contingent convertible securities and update the description of the risks of convertible securities in general.

Response: The Fund does not invest in contingent convertible securities. The Fund will add the following to its convertible securities risk disclosure:

Convertible securities may be subordinate to other debt securities issued by the same issuer. Issuers of convertible securities are often not as strong financially as issuers with higher credit ratings. Convertible securities typically provide yields lower than comparable non-convertible securities. Their values may be more volatile than those of non-convertible securities, reflecting changes in the values of the securities into which they are convertible.

20.	Westwood Alternative Income Fund: Please add risk disclosure regarding the Fund’s quantitative tools described in the Fund’s principal investment strategies disclosure.

Response: The Fund will add the following Items 4 and 9 risk disclosure:

Item 4

“Quantitative Security Selection Risk. The Adviser uses a quantitative model as a part of the Fund’s investment strategy, and its processes and securities selection could be adversely affected if it relies on erroneous or outdated data. In addition, securities selected using the quantitative model could perform differently from the financial markets as a whole as a result of the characteristics used in the analysis, the weight placed on each characteristic, and changes in the characteristic’s historical trends.”

Item 9

“Quantitative Security Selection Risk.  The Adviser uses a quantitative model as a part of the Fund’s investment strategy, and its processes could be adversely affected if erroneous or outdated data is utilized. In addition, securities selected using a quantitative model could perform differently from the financial markets as a whole as a result of the characteristics used in the analysis, the weight placed on each characteristic, and changes in the characteristic’s historical trends. The factors used in such analyses may not be predictive of a security’s value, and its effectiveness can change over time. These changes may not be reflected in the quantitative model. In addition, data for some issuers may be less available and/or less current than data for issuers in other markets.”

21.	All Funds: We note that “Energy Industries Risk” is identified as a principal risk in Item 9. If this risk is applicable to each Fund, please update the strategy disclosure for each Fund. Otherwise, please clarify in Item 9 which Funds are subject to this risk.

Response: None of the Funds invest in securities related to the energy industry as a principal investment strategy, and the Funds will remove “Energy Industries Risk” as a principal risk.

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22.	Westwood Quality Value Fund, Westwood Quality SmallCap Fund, and Westwood Income Opportunity Fund: The related performance disclosure states that the performance tables include “the performance of all fee-paying accounts.” Please confirm whether the performance tables include all similarly managed accounts.

Response: The Trust confirms that the performance tables include all similar accounts.

23.	Westwood Quality Value Fund, Westwood Quality SmallCap Fund, and Westwood Income Opportunity Fund: We note that the composites in the aggregate do not reflect all of the Adviser’s assets under management. Please confirm that only non-similar accounts were excluded from the composites.

Response: Any accounts not included in the composites are those accounts that either do not meet the composites’ minimums (as explained in response #25 below) or those accounts with restrictions that the Adviser finds hinder the impact of managing the portfolio to the intended strategy.

24.	Westwood Quality Value Fund, Westwood Quality SmallCap Fund, and Westwood Income Opportunity Fund: We note that the gross of fees returns do not reflect the management fees. Please confirm what is included in the “gross of fees” calculations for the related performance data in your response letter.

Response: Gross of fees returns are presented before management and custodial fees and after all trading expenses.

25.	Westwood Quality Value Fund, Westwood Quality SmallCap Fund, and Westwood Income Opportunity Fund: Please explain why accounts less than $5 million were excluded from the composite returns for the related performance data.

Response: Many of the Adviser’s composites have minimum asset levels. Any accounts below the composite minimum are considered non-discretionary by the Adviser and cannot be managed in the composite’s strategy, and therefore are not included in the composite.

26.	Westwood Quality Value Strategy Composite: Please explain why the returns for the 1-year composite are so much higher than the Russell 1000 Value Index.

Response: The Westwood Quality Value Strategy Composite returns for 1-year are 3.31% (net of fees) and 3.84% (gross of fees), and the returns for its benchmark, the Russell 1000® Value Index, were 2.80% for the same period.

27.	Westwood Quality Value Strategy Composite: Please remove the phrase “Westwood claims compliance with…” in footnote 1 to the related performance data table and instead state, “The performance presentation complies with….”

Response: The Trust will make the requested change.

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28.	Statement of Additional Information. Please add risk disclosure to the prospectuses regarding the risks of loan participation to the extent that a Fund will invest in loans as a principal investment strategy.

Response: The Trust confirms that only the Westwood Total Return Fund and the Westwood High Income Fund invest in loans as a principal investment strategy. The Trust also confirms that those Funds include the required principal investment strategy and principal risk disclosures regarding loans.

29.	Statement of Additional Information: Please provide disclosure regarding the procedures that the Trust uses to ensure that disclosure of information about portfolio securities is in the best interests of the Funds’ shareholders, including procedures to address conflicts between the interests of the Funds’ shareholders, on the one hand, and those of the Funds’ investment adviser; principal underwriter; or any affiliated person of the Funds, their investment advisers, or their principal underwriter, on the other (see Item 16 (f)(vi) of Form N-1A).

Response: The Trust’s Disclosure of Portfolio Holdings Policy contains the procedures regarding how the Trust’s Chief Compliance Officer (the “CCO”) would authorize any Fund’s portfolio holdings to be disclosed to third parties. As part of the CCO’s review of a request for non-public portfolio holding information, the CCO, as required by the Policy, must determine that: (1) there is a legitimate business purpose for the request, (2) the recipient is subject to a duty of confidentiality (including a duty not to trade on the information) and (3) the disclosure is consistent with antifraud provisions of federal securities laws. As part of the analysis of “legitimate business purpose,” the CCO is required by the Policy to consider whether the activity (1) promotes the Fund’s business, (2) is in the best interest of Fund shareholders, and (3) is permitted under applicable law and the Trust’s policies and procedures. In applying this three-part test, the CCO considers the conflicts of interests of the Fund’s adviser, principal underwriter, and any other affiliated person of the Funds, their investment adviser, or their principal underwriter.

Thank you for your comments. Please contact me at (513) 587-3454 if you have any questions.

Sincerely,

/s/ David James

_______________________

David James

Secretary

cc: Kate A McCurry, Esq. at Kilpatrick Townsend & Stockton

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